

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
c/o The Keffi Group Ltd
500 Fifth Avenue
New York, New York 10110

>   **Re: bleuacacia ltd**
>   **Registration Statement on Form S-1**
>   **Filed June 21, 2021**
>   **File No. 333-257240**

Dear Mr. Zeitlin:

We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed June 21, 2021

General

1. We note that you have replaced the term "senior advisors" with the term "partners" throughout the prospectus; however, it does not appear the referenced individuals are party to a partnership arrangement, necessitating the use of the term. If a partnership arrangement does exist, please provide disclosure briefly explaining the arrangement and file any related material agreements. In the event no partnership exists, please revise the term to more appropriately characterize the relationship of the individuals with the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202)551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Valerie Ford Jacob, Esq.